UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: June 2026 (Report No. 2)

Commission File Number: 001-38428

PolyPid Ltd.

(Translation of registrant’s name into English)

18 Hasivim Street

Petach Tikva 495376, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F             ☐ Form 40-F

CONTENTS

Attached hereto and incorporated herein is PolyPid Ltd.’s (the “Registrant”) Notice of Meeting, Proxy Statement and Proxy Card for the Annual and Extraordinary General Meeting of Shareholders to be held on July 15, 2026 (the “Meeting”).

Only shareholders of record who hold ordinary shares, no par value, of the Registrant at the close of business on June 15, 2026, will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof.

The Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Registrant’s registration statements on Form F-3 (File No. 333-276826, File No. 333-280658, File No. 333-281863, File No. 333-284376 and File No. 333-289034) and Form S-8 (File No. 333-239517, File No. 333-271060, File No. 333-277703, File No. 333-280662 and File No. 333-289570) filed with the Securities and Exchange Commission to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Notice for the Annual and Extraordinary General Meeting to be held on July 15, 2026.
99.2	Proxy Statement for the Annual and Extraordinary General Meeting to be held on July 15, 2026.
99.3	Proxy Card for the Annual and Extraordinary General Meeting to be held on July 15, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLYPID LTD.

Date: June 10, 2026	By:	/s/ Dikla Czaczkes Akselbrad
		Name:	Dikla Czaczkes Akselbrad
		Title:	Chief Executive Officer

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